MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2025

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. September 30, 2025 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 4, 2025 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and nine months ended September 30, 2025, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q3 2025” and “Q3 2024” are to the three months ended September 30, 2025 and September 30, 2024, respectively, and all references to “YTD 2025” and “YTD 2024” are to the nine months ended September 30, 2025 and September 30, 2024, respectively. This MD&A should be read in conjunction with the Company’s December 31, 2024 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future, events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of November 4, 2025, unless otherwise stated.

BUSINESS OVERVIEW

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), which is the 100% owner of the Company's Caraíba Operations located in the Curaçá Valley, Bahia State, Brazil and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold"), which owns the Xavantina Operations, comprised of an operating gold mine located in Mato Grosso State, Brazil.
Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. September 30, 2025 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Copper (Caraíba Operations)
Ore Processed (tonnes)	996,661	791,946	900,289	2,481,508	2,711,352
Grade (% Cu)	1.01	1.27	1.20	1.14	1.10
Cu Production (tonnes)	9,085	9,162	9,920	25,604	26,878
Cu Production (lbs)	20,029,832	20,198,967	21,870,631	56,447,924	59,256,602
Cu Sold in Concentrate (tonnes)	9,080	9,387	9,970	25,416	28,137
Cu Sold in Concentrate (lbs)	20,016,537	20,696,749	21,980,217	56,031,397	62,031,124
Cu C1 Cash Cost(1)(2)	$2.32	$2.07	$1.63	$2.20	$2.01

Copper (Tucumã Operation)
Ore Processed (tonnes)	575,041	418,699	110,778	1,288,054	110,778
Grade (% Cu)	1.51	1.74	1.00	1.74	1.00
Cu Production (tonnes)	7,579	6,351	839	18,997	839
Cu Production (lbs)	16,707,162	14,002,338	1,850,043	41,880,323	1,850,043
Cu Sold in Concentrate (tonnes)	6,622	5,968	357	17,758	357
Cu Sold in Concentrate (lbs)	14,597,738	13,157,666	787,042	39,148,894	787,042
Cu C1 Cash Cost(1)(2)(3)	$1.62	$—	$—	$1.62	$—

Total Copper
Cu Production (tonnes)	16,664	15,513	10,759	44,601	27,717
Cu Production (lbs)	36,736,994	34,201,305	23,720,674	98,328,247	61,106,645
Cu Sold in Concentrate (tonnes)	15,702	15,355	10,327	43,174	28,494
Cu Sold in Concentrate (lbs)	34,614,275	33,854,415	22,767,259	95,180,291	62,818,166
Cu C1 Cash Cost(1)(2)(3)	$2.00	$2.07	$1.63	$2.07	$2.01

Gold (Xavantina Operations)
Ore Processed (tonnes)	47,865	37,829	41,761	118,922	120,041
Grade (g / tonne)	8.15	7.11	11.41	7.46	13.85
Au Production (oz)	9,073	7,743	13,485	23,454	48,274
Au Sold (oz)	8,439	8,276	14,615	22,549	49,089
Au C1 Cash Cost(1)	$1,086	$1,115	$539	$1,100	$447
Au AISC(1)	$2,425	$2,234	$1,034	$2,307	$879

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    Copper C1 cash cost including foreign exchange hedges was $2.25 in Q3 2025 (Q3 2024 - $1.72) and $2.21 in YTD 2025 (YTD 2024 - $2.04) for the Caraíba Operations, and $1.58 in Q3 2025 and $1.58 in YTD 2025 for the Tucumã Operation.
(3)     The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only. Total YTD 2025 copper C1 cash costs include the Caraíba Operations' YTD costs and Tucumã Operation costs from Q3 2025 onwards.

Ero Copper Corp. September 30, 2025 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Revenues	$177.1	$163.5	$124.8	$465.7	$347.7
Gross profit	57.4	67.3	53.7	180.2	128.2
EBITDA(1)	90.8	114.2	74.5	322.8	56.1
Adjusted EBITDA(1)	77.1	82.7	62.2	223.0	157.0
Cash flow from operations	110.3	90.3	52.7	266.0	84.6
Net income (loss)	36.5	71.0	41.4	188.2	(18.9)
Net income (loss) attributable to owners of the Company	36.0	70.5	40.9	186.8	(19.5)
- Per share (basic)	0.35	0.68	0.40	1.80	(0.19)
- Per share (diluted)	0.35	0.68	0.39	1.80	(0.19)
Adjusted net income attributable to owners of the Company(1)	27.9	48.1	27.6	111.9	63.0
- Per share (basic)	0.27	0.46	0.27	1.08	0.61
- Per share (diluted)	0.27	0.46	0.27	1.08	0.61
Cash, cash equivalents, and short-term investments	66.3	68.3	20.2	66.3	20.2
Working deficit(1)	(45.2)	(33.5)	(60.9)	(45.2)	(60.9)
Available liquidity(1)	111.3	113.3	125.2	111.3	125.2
Net debt(1)	545.5	559.1	518.7	545.5	518.7
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Q3 2025 Highlights
Consolidated copper production increased sequentially, driven by consistent performance at the Caraíba Operation and the continued ramp-up of the Tucumã Operation, while gold production increased quarter-on-quarter as the Xavantina Operations continued to benefit from the transition to mechanized mining.

•Consolidated copper production grew to a record 16,664 tonnes in concentrate at a blended C1 cash cost(1) of $2.00 per pound in Q3 2025, reflecting higher quarter-on-quarter production at Tucumã and consistent quarterly production at Caraíba.
◦The Caraíba Operations produced 9,085 tonnes of copper in concentrate at an average C1 cash cost(1) of $2.32 per pound. Plant throughput reached record quarterly volumes, supported by a multi-quarter plant debottlenecking effort and higher mining rates across all three mines. Overall copper production was steady quarter-on-quarter due to lower planned mined and processed grades. Consequently, C1 cash costs(1) increased 12% compared to the prior period.
◦The Tucumã Operation produced 7,579 tonnes of copper in concentrate at an average C1 cash cost(1) of $1.62 per pound. Production increased 19% from Q2 2025, driven by a 37% increase in throughput as the processing plant continued to ramp up.

Ero Copper Corp. September 30, 2025 MD&A | Page 3

•The Xavantina Operations produced 9,073 ounces of gold at an average C1 cash cost(1) and AISC(1) of $1,086 and $2,425 per ounce, respectively. Gold production increased 17% quarter-on-quarter, with more than 50,000 tonnes mined during the period, the highest quarterly mine volume in more than two years, due to benefits associated with the Company's transition to mechanized mining.
•Quarterly financial performance reflected higher copper concentrate sales at the Tucumã Operation and strengthening copper and gold prices toward the end of the quarter as well as higher operating expenses at Tucumã following the declaration of commercial production on July 1, 2025, as certain ramp-up costs were no longer capitalized, and lower operating margins at the Caraíba Operations due to planned lower mined and processed grades.
◦Net income attributable to the owners of the Company for the quarter was $36.0 million ($0.35 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(1) for the quarter was $27.9 million ($0.27 per share on a diluted basis).
◦Adjusted EBITDA(1) was $77.1 million.
•At quarter-end, available liquidity(1) was $111.3 million, including $66.3 million in cash and cash equivalents and $45.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").
Value-Creation Initiative at Xavantina Significantly Advanced
•The Company launched a value-creation initiative in 2024 aimed at capturing value from stockpiled gold concentrates produced in small but high-grade quantities since processing operations began in 2012. During Q3 2025, these efforts culminated in an initial sales agreement, with shipments commencing in October. The Company expects to sell between 10,000 to 15,000 tonnes at an approximate gold grade of 30 to 40 grams per tonne during Q4 2025, and to complete sampling, shipments, and sales of the remaining volume over the next 12 to 18 months, which is expected to significantly bolster gold sales from the Xavantina Operations.
◦The sales contract for expected 2025 gold concentrate volumes has a net payability, prior to streaming adjustments and after deductions, treatment and refining charges, ranging between 90% and 95% of the prevailing gold price based on the final concentrate grade, port of destination, and the prevailing gold price at the time of sale.
◦Operating costs for excavating, drying, loading, transportation and seaborne freight are expected to be approximately $300 to $500 per ounce.
•Subsequent to quarter-end, the Company published an updated mineral reserve and resource estimate for the Xavantina Operations, which includes a maiden inferred mineral resource estimate for the gold concentrates. The maiden inferred resource estimate contains approximately 29,000 ounces of gold in high-grade, marketable concentrates and is based on sampling of approximately 20% of the total available volume of approximately 60,000 cubic meters. Sampling of the remaining concentrate volume is ongoing. For more information, please refer to the Company’s press release dated November 4, 2025.

Reaffirming 2025 production and capital expenditure guidance; increasing Tucumã cost guidance
•At the Caraíba Operations, copper production is expected to be highest in Q4 2025, driven by higher mined tonnage from the Surubim open pit and increased plant throughput, following

Ero Copper Corp. September 30, 2025 MD&A | Page 4

the successful completion of a multi-quarter debottlenecking program. Full-year copper production and cost guidance ranges are maintained, with production anticipated to be at the low end of the 37,500 to 42,500-tonne range. Full-year C1 cash costs(1) are projected to be within the lower half of the guidance range of $2.15 to $2.35 per pound.
•At the Tucumã Operation, copper production is expected to be highest in Q4 2025, reflecting continued improvements in plant throughput as the Company advances availability improvement initiatives within the tailings filtration circuit. Production in Q4 2025 is also expected to benefit from mine sequencing in higher grade blocks of the open pit. Full-year copper production is expected to be at the low end of the 30,000 to 37,500-tonne guidance range with C1 cash costs(1) now expected to be in the range of $1.35 to $1.55 per pound of copper produced (from $1.10 to $1.30 per pound previously) reflecting higher-than-expected maintenance and freight costs experienced in Q3 2025.
•At the Xavantina Operations, full-year gold production is expected to be toward the lower end of the 40,000 to 50,000-ounce guidance range, with production projected to be highest in Q4 2025 due to higher mined and processed tonnage following the transition to mechanized mining. Full-year C1 cash cost(1) guidance of $850 to $1,000 per ounce and AISC(1) guidance of $1,800 to $2,000 per ounce of gold produced are maintained. In addition, the Company also expects to sell 10,000 to 15,000 tonnes of gold concentrate at an approximate gold grade of 30 to 40 grams per tonne during Q4 2025.
•Full-year capital expenditure guidance remains unchanged at $230 to $270 million.

Furnas Copper-Gold Project ("Furnas" or the "Project"): Phase 1 Drill Program Results Demonstrate High-Grade Continuity and Extend Mineralization; Phase 2 Drill Program Successfully Completed Ahead of Schedule
•During Q3 2025, the Company received full assay results for the 28,000-meter Phase 1 drill program, completed in July. Results from the program continue to demonstrate high-grade continuity throughout the deposit and significantly extend the known limits of mineralization within the high-grade zones (greater than 1% CuEq(2)) to depth. Step-out drilling during Phase 1 extended the known limits of mineralization to approximately 950 meters down-dip from surface, representing a significant increase relative to the Project's National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate, which is based on an average historical depth of drilling of 300 meters (vertical), with a maximum localized down-dip depth from surface of 580 meters.
•Geometallurgical and comminution circuit validation and process improvement testwork, together with the complete Phase 1 assay results, will support a preliminary economic assessment on the Project, including an updated NI 43-101 mineral resource estimate, which the Company plans to publish in H1 2026.
•Subsequent to quarter-end, the Company completed the 17,000-metre Phase 2 drill program at Furnas. The Phase 2 program was completed approximately three months ahead of schedule, and the Company has commenced the Phase 3 drill program with 8 drill rigs currently operating on site.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    Where applicable, CuEq for Phase 1 of the Furnas Project has been calculated using the following formula: Cu grade + (Au grade x 0.03215 x ($1,900 gold price x 61.50% gold metallurgical recovery / (0.01 x $9,259/tonne copper price x 85.00% copper metallurgical recovery)).

Ero Copper Corp. September 30, 2025 MD&A | Page 5

REVIEW OF OPERATIONS
The Caraíba Operations

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Ore mined (tonnes)	1,018,972	792,764	874,937	2,507,975	2,560,430
Ore processed (tonnes)	996,661	791,946	900,289	2,481,508	2,711,352
Grade (% Cu)	1.01	1.27	1.20	1.14	1.10
Recovery (%)	90.4	91.1	91.9	90.6	90.2

Cu Production (tonnes)	9,085	9,162	9,920	25,604	26,878
Cu Production (lbs)	20,029,832	20,198,967	21,870,631	56,447,924	59,256,602

Concentrate grade (% Cu)	33.1	32.1	33.3	32.5	33.1
Concentrate sales (tonnes)	27,541	29,365	29,964	78,528	84,907
Cu Sold in concentrate (tonnes)	9,080	9,387	9,970	25,416	28,137
Cu Sold in concentrate (lbs)	20,016,537	20,696,749	21,980,217	56,031,397	62,031,124

Realized copper price(1)	$4.34	$4.17	$3.88	$4.20	$3.94
Copper C1 cash cost(1)	$2.32	$2.07	$1.63	$2.20	$2.01
Copper C1 cash cost including foreign exchange hedges(1)	$2.25	$2.06	$1.72	$2.21	$2.04
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
The Caraíba Operations produced 9,085 tonnes of copper in concentrate during the quarter at an average C1 cash cost(1) of $2.32 per pound of copper produced. Including the impact of allocated foreign exchange hedges, C1 cash costs(1) during the period were $2.25 per pound.

Plant throughput increased 26% compared to Q2 2025, reaching record volumes of nearly 1.0 million tonnes for the period, supported by higher mining rates across all three mines and a successful multi-quarter mill debottlenecking program that enabled increased processing rates. Higher tonnes mined and processed during the period were offset by lower planned grades at both Vermelhos and Pilar. Consequently, C1 cash costs(1) increased 12% quarter-on-quarter.

Full-year copper production from the Caraíba Operations is expected to be at the low end of the 37,500 to 42,500-tonne guidance range, with production anticipated to be highest in Q4 2025, driven by higher mined tonnage from the Surubim open pit and increased plant throughput. C1 cash costs(1) are expected to be within the lower half of the guidance range of $2.15 to $2.35 per pound of copper produced.

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The Tucumã Operation

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Ore mined (tonnes)	1,333,748	798,811	867,315	2,460,850	867,315
Ore processed (tonnes)	575,041	418,699	110,778	1,288,054	110,778
Grade (% Cu)	1.51	1.74	1.00	1.74	1.00
Recovery (%)	89.2	85.4	75.7	88.0	75.7

Cu Production (tonnes)	7,579	6,351	839	18,997	839
Cu Production (lbs)	16,707,162	14,002,338	1,850,043	41,880,323	1,850,043

Concentrate grade (% Cu)	29.9	30.1	25.5	30.1	25.5
Concentrate sales (tonnes)	24,077	19,468	1,652	59,824	1,652
Cu Sold in concentrate (tonnes)	6,622	5,968	357	17,758	357
Cu Sold in concentrate (lbs)	14,597,738	13,157,666	787,042	39,148,894	787,042

Realized copper price(1)	$4.22	$4.04	$4.19	$4.12	$4.19
Copper C1 cash cost(1)(2)	$1.62	$—	$—	$1.62	$—
Copper C1 cash cost including foreign exchange hedges(1)(2)	$1.58	$—	$—	$1.58	$—

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)     The Company declared commercial production at the Tucumã Operation effective July 1, 2025. YTD 2025 copper C1 cash cost and copper C1 cash cost including foreign exchange hedges for the Tucumã Operation refers to the period from Q3 2025 onwards only.

The Tucumã Operation produced 7,579 tonnes of copper in concentrate at an average C1 cash cost(1) of $1.62 per pound during the quarter. The quarter-on-quarter increase in production of 19% was driven by higher plant throughput as processing performance continued to improve through the period, partially offset by lower planned grades. Mining operations continued to perform well with over 1.3 million tonnes of ore mined during the period.

Copper production is expected to be highest in Q4 2025, reflecting a continuation of improvements in plant throughput as the Company advances availability improvement initiatives within the tailings filtration circuit. Production in Q4 2025 is also expected to benefit from mine sequencing in higher grade blocks of the open pit during the quarter. Full-year copper production is expected at the low end of the 30,000 to 37,500-tonne guidance range with C1 cash costs(1) now expected to be in the range of $1.35 to $1.55 per pound of copper produced (from $1.10 to $1.30 per pound previously) reflecting higher-than-expected maintenance and freight costs experienced in Q3 2025.

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The Xavantina Operations

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Ore mined (tonnes)	50,268	37,829	41,761	121,325	120,041
Ore processed (tonnes)	47,865	37,829	41,761	118,922	120,041
Head grade (grams per tonne Au)	8.15	7.11	11.41	7.46	13.85
Recovery (%)	78.4	88.7	92.5	84.7	91.8

Gold ounces produced (oz)	9,073	7,743	13,485	23,454	48,274
Silver ounces produced (oz)	6,418	4,412	8,168	14,826	28,273

Gold sold (oz)	8,439	8,276	14,615	22,549	49,089
Silver sold (oz)	5,608	5,089	8,523	14,458	28,077

Realized gold price(1)	$3,280	$3,114	$2,382	$3,070	$2,156
Gold C1 cash cost(1)	$1,086	$1,115	$539	$1,100	$447
Gold AISC(1)	$2,425	$2,234	$1,034	$2,307	$879

The Xavantina Operations produced 9,073 ounces of gold during the quarter at a C1 cash cost(1) of $1,086 and an AISC(1) of $2,425 per ounce. Gold production increased 17% quarter-on-quarter, reflecting higher throughput and processed grades as the transition to mechanized mining advanced in several key production areas of Santo Antônio. This resulted in more than 50,000 tonnes of ore mined during the quarter, a mine production rate last achieved in Q2 2022.

Gold recoveries were impacted as the plant experienced thickener overflows and lower-than-expected CIL performance during the period. Process plant modifications were successfully implemented at the end of the quarter to improve operational performance.

As part of a broader effort to unlock additional value from the Xavantina Operations, the Company commenced a value-creation initiative in Q4 2024 aimed at capturing value from stockpiled gold concentrates produced in small but high-grade quantities since processing operations began in 2012. During Q3 2025, these efforts culminated in an initial sales agreement, with shipments commencing in October. The Company expects to sell between 10,000 to 15,000 tonnes at an approximate gold grade of 30 to 40 grams per tonne during Q4 2025, and to complete sampling, shipments, and sales of the remaining volume over the next 12 to 18 months, which is expected to significantly bolster gold sales from the Xavantina Operations.

Full-year production is expected to be toward the lower end of the 40,000 to 50,000-ounce guidance range, with production projected to be highest in Q4 2025 due to higher mined and processed tonnage following the transition to mechanized mining. Full-year C1 cash cost(1) guidance of $850 to $1,000 per ounce of gold produced and AISC(1) guidance of $1,800 to $2,000 per ounce are maintained. In addition, the Company also expects to sell 10,000 to 15,000 tonnes of gold concentrate at an approximate gold grade of 30 to 40 grams per tonne during Q4 2025.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

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2025 GUIDANCE
Consolidated copper production guidance for 2025 is maintained with overall production expected at the low end of the 67,500 to 80,000 tonne range. Production in Q4 2025 is expected to improve due to increased plant throughput at both the Caraíba and Tucumã Operations, with Tucumã also expected to benefit from mine sequencing in higher grade blocks of the open pit. At the Caraíba Operations C1 cash costs(1) are expected to be in the lower half of the guidance range of $2.15 to $2.35 per pound of copper produced, while at Tucumã C1 cash costs(1) are now expected to be in the $1.35 to $1.55 per pound of copper range from $1.10 to $1.30 per pound of copper previously reflecting higher-than-expected maintenance and freight costs experienced in Q3 2025.
At the Xavantina Operations, gold production is expected to be toward the lower end of the 40,000 to 50,000-ounce guidance range, with production projected to be highest in Q4 2025 due to higher mined and processed tonnage following the transition to mechanized mining. Full-year C1 cash cost(1) guidance of $850 to $1,000 per ounce of gold produced and AISC(1) guidance of $1,800 to $2,000 per ounce are maintained. In addition, the Company also expects to sell 10,000 to 15,000 tonnes of gold concentrate at an approximate gold grade of 30 to 40 grams per tonne during Q4 2025.

2025 Production and Cost Guidance

	Previous Guidance	Current Guidance
Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500	37,500 - 42,500
Tucumã Operation	30,000 - 37,500	30,000 - 37,500
Total Copper	67,500 - 80,000	67,500 - 80,000

Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35	$2.15 - $2.35
Tucumã Operation	$1.10 - $1.30	$1.35 - $1.55

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000	40,000 - 50,000
Gold C1 Cash Cost(1) Guidance	$850 - $1,000	$850 - $1,000
Gold AISC(1) Guidance	$1,800 - $2,000	$1,800 - $2,000

Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. September 30, 2025 MD&A | Page 9

2025 Capital Expenditure Guidance

Capital expenditure guidance remains unchanged at a range of $230 to $270 million, excluding capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent AIF, for a detailed summary of risk factors.
(1)     Excludes capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

Ero Copper Corp. September 30, 2025 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q3 2025 and Q3 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended September 30,
	Notes	2025	2024

Revenue	1	$177,092	$124,837
Cost of sales	2	(119,695)	(71,128)
Gross profit		57,397	53,709
Expenses
General and administrative		(12,580)	(12,628)
Share-based compensation		(6,742)	(4,859)
Write-down of exploration and evaluation asset		—	(467)
Income before the undernoted		38,075	35,755
Finance income		1,208	781
Finance expense	3	(11,331)	(4,039)
Foreign exchange gain	4	22,055	17,246
Other expenses		(720)	(45)
Income before income taxes		49,287	49,698
Income tax expense
Current		(8,086)	(4,873)
Deferred		(4,688)	(3,458)
	5	(12,774)	(8,331)
Net income for the period		$36,513	$41,367

Other comprehensive gain
Foreign currency translation gain	6	22,429	13,757
Comprehensive income		$58,942	$55,124

Net income per share attributable to owners of the Company
Basic		$0.35	$0.40
Diluted		$0.35	$0.39
Weighted average number of common shares outstanding
Basic		103,621,631	103,239,881
Diluted		104,044,755	103,973,827

Ero Copper Corp. September 30, 2025 MD&A | Page 11

Notes:

1.    Revenues from copper sales in Q3 2025 was $149.7 million (Q3 2024 - $90.4 million) on sale of 34.6 million lbs of copper (Q3 2024 - 22.8 million lbs). The increase in copper revenues was primarily attributed to $56.0 million of incremental revenue from the Tucumã Operation and a 2% higher average realized price for sales from the Caraíba Operations against the comparative period.

Revenues from gold sales in Q3 2025 was $27.4 million (Q3 2024 - $34.4 million) on sale of 8,439 ounces of gold (Q3 2024 - 14,615 ounces) at an average realized price of $3,280 per ounce (Q3 2024 - $2,382 per ounce). The decrease in gold revenues was primarily driven by 42% lower sales volumes due to reduced head grades, partially offset by a 38% higher realized gold price.

2.    Cost of sales for Q3 2025 from copper sales was $104.3 million (Q3 2024 - $59.9 million) which primarily comprised of $25.9 million (Q3 2024 - $16.7 million) in depreciation and depletion, $23.1 million (Q3 2024 - $9.9 million) in contracted services, $19.5 million (Q3 2024 - $13.2 million) in salaries and benefits, $18.0 million (Q3 2024 - $10.0 million) in materials and consumables, $12.4 million (Q3 2024 - $7.3 million) in maintenance costs, $8.7 million (Q3 2024 - $2.4 million) in sales expenses, and $4.6 million (Q3 2024 - $2.2 million) in utilities, partially offset by $9.8 million increase (Q3 2024 - $1.9 million increase) in inventories. The increase in cost of sales in Q3 2025 compared to Q3 2024 was primarily attributed to a $28.9 million increase in cost of sales at the Tucumã Operation upon achieving commercial production on July 1, 2025, as well as a $15.5 million increase at the Caraíba Operations reflecting higher mining and processing cost due to increase in ore mined and processed to offset lower head grade, and $1.0 million incurred on restructuring costs, primarily consisted of severance payments, to optimize headcounts.

Cost of sales for Q3 2025 from gold sales was $15.4 million (Q3 2024 - $11.2 million) which primarily comprised of $5.1 million (Q3 2024 - $4.5 million) in depreciation and depletion, $4.1 million (Q3 2024 - $2.5 million) in salaries and benefits, $2.3 million (Q3 2024 - $1.7 million) in materials and consumables, $2.0 million (Q3 2024 - $2.0 million) in contracted services, $1.3 million (Q3 2024 - $0.7 million) in maintenance costs, and $0.8 million (Q3 2024 - $0.6 million) in utilities, partially offset by $0.6 million increase (Q3 2024 - $1.4 million) in inventories. The increase in cost of sales as compared to Q3 2024 reflects higher mining costs as the operation transitions to mechanized mining, as well as increase in tonnes processed to offset lower head grades.

3.    Finance expense for Q3 2025 was $11.3 million (Q3 2024 - $4.0 million) and was primarily comprised of interest on loans and borrowings of $6.7 million (Q3 2024 - nil), accretion of deferred revenue of $2.0 million (Q3 2024 - $0.6 million), other finance expense of $1.0 million (Q3 2024 - $2.4 million), accretion of asset retirement obligations of $0.9 million (Q3 2024 - $0.6 million), and lease interest of $0.7 million (Q3 2024 - $0.5 million). The increase in finance expense from Q3 2024 was primarily due to a decrease in capitalization of borrowing costs after commercial production was achieved at the Tucumã Operation effective July 1, 2025. During the quarter, $4.6 million (Q3 2024 - $9.6 million) in borrowing costs were capitalized to projects in progress primarily related to Deepening project.

4.    Foreign exchange gain for Q3 2025 was $22.1 million (Q3 2024 - $17.2 million gain). This amount is primarily comprised of $17.0 million (Q3 2024 - $11.0 million gain) in foreign exchange gain on USD denominated debt at MCSA for which the functional currency is the BRL, $4.0 million (Q3 2024 - $9.8 million gain) of unrealized foreign exchange gain on derivative contracts, and $2.0 million (Q3 2024 - $3.4 million loss) of realized foreign exchange gain on derivative contracts, partially offset by other foreign exchange losses of $1.0 million (Q3 2024 - $0.2 million losses). The unrealized foreign exchange gain on USD denominated debt and on derivative contracts was a result of a 3% strengthening of the BRL against the USD during the period.

5.    In Q3 2025, the Company recognized $12.8 million in income tax expense (Q3 2024 $8.3 million expense). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to the same quarter of the prior year.

6.    The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q3 2025, which strengthened from approximately 5.46 BRL per US dollar at the beginning of Q3 2025 to approximately 5.32 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2025 MD&A | Page 12

The following table provides a summary of the financial results of the Company for YTD 2025 and 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Nine months ended September 30,
	Notes	2025	2024

Revenue	1	$465,690	$347,720
Cost of sales	2	(285,485)	(219,542)
Gross profit		180,205	128,178
Expenses
General and administrative		(35,515)	(35,952)
Share-based compensation		(15,671)	(17,479)
Write-down of exploration and evaluation asset	3	—	(11,212)
Income before the undernoted		129,019	63,535
Finance income		3,176	3,610
Finance expense	4	(22,030)	(13,238)
Foreign exchange gain (loss)	5	119,095	(72,204)
Other expenses		(495)	(2,354)
Income (loss) before income taxes		228,765	(20,651)
Income tax (expense) recovery
Current		(21,109)	(11,079)
Deferred		(19,488)	12,868
	6	(40,597)	1,789
Net income (loss) for the period		$188,168	$(18,862)

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	106,051	(85,881)
Comprehensive income (loss)		$294,219	$(104,743)

Net income (loss) per share attributable to owners of the Company
Basic		$1.80	$(0.19)
Diluted		$1.80	$(0.19)
Weighted average number of common shares outstanding
Basic		103,589,664	103,026,138
Diluted		103,941,295	103,026,138

Ero Copper Corp. September 30, 2025 MD&A | Page 13

Notes:

1.    Revenues from copper sales in YTD 2025 amounted to $397.3 million (YTD 2024 - $243.2 million), reflecting the sale of 95.2 million lbs of copper compared to 62.8 million lbs in YTD 2024. The increase in revenues was primarily attributable to ramp-up of production from the Tucumã Operations, which had $155.0 million in revenue compared to $3.1 million in the prior year, as well as realizing higher copper prices at both operations compared to the prior year.

Revenues from gold sales in YTD 2025 was $68.4 million (YTD 2024 - $104.5 million), reflecting the sale of 22,549 ounces of gold at a realized price of $3,070 per ounce, compared to 49,089 ounces of gold sold at a realized price of $2,156 per ounce in YTD 2024. The decrease in revenues was driven by lower sales volume, partially offset by higher gold prices compared to YTD 2024.

2.    Cost of sales for YTD 2025 from copper sales was $245.5 million (YTD 2024 - $181.2 million) which primarily consisted of $60.0 million (YTD 2024 - $50.1 million) in depreciation and depletion, $52.5 million (YTD 2024 - $39.5 million) in salaries and benefits, $42.5 million (YTD 2024 - $26.0 million) in contracted services, $39.4 million (YTD 2024 - $28.7 million) in materials and consumables, $33.6 million (YTD 2024 - $21.6 million) in maintenance costs, $16.1 million (YTD 2024 - $6.1 million) in sales expenses, and $11.7 million (YTD 2024 - $7.9 million) in utilities, partially offset by $12.8 million increase (YTD 2024 - $0.6 million decrease) in inventories. The increase in cost of sales was primarily attributable to a $50.4 million increase in cost of sales at the Tucumã Operation upon achieving commercial production on July 1, 2025, as well as a $13.9 million increase at the Caraíba Operations reflecting higher mining and processing cost due to increase in ore mined and processed to offset lower head grade.

Cost of sales for YTD 2025 from gold sales was $40.0 million (YTD 2024- $38.4 million) which primarily comprised of $14.1 million (YTD 2024 - $15.8 million) in depreciation and depletion, $10.0 million (YTD 2024 - $7.6 million) in salaries and benefits, $6.2 million (YTD 2024 - $5.7 million) in contracted services, $5.7 million (YTD 2024 - $5.3 million) in materials and consumables, $2.8 million (YTD 2024 - $1.9 million) in maintenance costs, and $1.9 million (YTD 2024 - $1.8 million) in utilities, partially offset by $2.0 million increase (YTD 2024 - $1.3 million increase) in inventories. The increase in cost of sales reflects higher mining costs as the operation transitions to mechanized mining, as well as increase in tonnes processed to offset lower head grades.

3.    In YTD 2024, the Company recognized a write-down in exploration and evaluation assets of $11.2 million, primarily related to the termination of the Fides option agreement.

4.    Finance expense for YTD 2025 was $22.0 million (YTD 2024 - $13.2 million) and was primarily comprised of interest on loans and borrowings of $6.7 million (YTD 2024 - nil), other finance expense of $6.1 million (YTD 2024 - $8.2 million) related to expected credit loss provision on a note receivable, accretion of deferred revenue of $4.7 million (YTD 2024 - $1.9 million), accretion of the asset retirement obligations of $2.6 million (YTD 2024 - $1.8 million), and lease interest of $1.9 million (YTD 2024 - $1.4 million). During YTD 2025, $27.0 million (YTD 2024 - $26.1 million) in interest was capitalized to projects in progress. The increase in finance expense was primarily attributable to a decrease in capitalized borrowing costs upon the Tucumã Operation achieving commercial production effective July 1, 2025. The increase in finance expense was also due to higher accretion of deferred revenue driven by the extension of the Original Xavantina Stream at the end of Q1 2025.

5.    Foreign exchange gain for YTD 2025 was $119.1 million (YTD 2024 - $72.2 million loss). This amount was primarily comprised of a foreign exchange gain of $95.1 million (YTD 2024 - $56.7 million loss) on USD denominated debt in MCSA, for which the functional currency is the BRL, and a foreign exchange gain on unrealized derivative contracts of $27.4 million (YTD 2024 - $15.6 million loss), and a realized foreign exchange gain on derivative contracts of nominal amount (YTD 2024 - $2.3 million loss), partially offset by other foreign exchange losses of $3.5 million (YTD 2024 - $2.4 million gains). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL strengthened 16.4% against the USD during YTD 2025.

6.    In YTD 2025, the Company recognized an $40.6 million income tax expense (YTD 2024 - $1.8 million recovery), The change was primarily a result of a net income before income taxes in the current period compared with a net loss before income taxes in the comparative period.

7.    The foreign currency translation loss is a result of fluctuations of the BRL against the USD during YTD 2025, which strengthened from approximately 5.74 BRL per US dollar at the beginning of 2025 to approximately 5.32 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. September 30, 2025 MD&A | Page 14

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Sep. 30,(1)	Jun. 30,(2)	Mar. 31,(3)	Dec. 31,(4)	Sep. 30,(5)	Jun. 30,(6)	Mar. 31,(7)	Dec. 31,(8)
	2025	2025	2025	2024	2024	2024	2024	2023
Revenue	$177.1	$163.5	$125.1	$122.5	$124.8	$117.1	$105.8	$116.4
Cost of sales	$(119.7)	$(96.2)	$(69.6)	$(70.2)	$(71.1)	$(73.8)	$(74.6)	$(74.6)
Gross profit	$57.4	$67.3	$55.5	$52.4	$53.7	$43.3	$31.2	$41.9
Net income (loss) for period	$36.5	$71.0	$80.6	$(48.9)	$41.4	$(53.4)	$(6.8)	$37.1
Income (loss) per share attributable to owners of the Company
- Basic	$0.35	$0.68	$0.77	$(0.47)	$0.40	$(0.52)	$(0.07)	$0.37
- Diluted	$0.35	$0.68	$0.77	$(0.47)	$0.39	$(0.52)	$(0.07)	$0.37
Weighted average number of common shares outstanding
- Basic	103,621,631	103,582,082	103,564,654	103,345,064	103,239,881	103,082,363	102,769,444	98,099,791
- Diluted	104,044,755	103,905,561	103,904,737	103,345,064	103,973,827	103,082,363	102,769,444	98,482,755

Notes:

1.During Q3 2025, the Company recognized net income of $36.5 million compared to net income of $71.0 million in the preceding quarter. The decrease in net income compared to the prior quarter was primarily attributable to a $16.5 million lower foreign exchange gain, $9.9 million lower gross profit and $5.4 million higher finance expense from the cessation of capitalization of borrowing costs at the Tucumã Operation following the declaration of commercial production on July 1, 2025.

2.During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.4 million in the current quarter compared to $55.5 million in the preceding quarter.

3.During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4 million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter.

4.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

5.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange

Ero Copper Corp. September 30, 2025 MD&A | Page 15

gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

6.During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

7.During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

8.During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2025, the Company had cash and cash equivalents of $66.3 million and available liquidity of $111.3 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $15.9 million from December 31, 2024. The Company’s cash flows from operating, investing, and financing activities for the nine months ended September 30, 2025, are summarized as follows:

•Cash from operating activities of $266.0 million, primarily consists of:
◦$223.0 million of adjusted EBITDA (see Non-IFRS Measures); and
◦$50.0 million of advance from the extension of the Original Xavantina Stream;
net of:
◦$8.6 million of amortization of non-cash deferred revenues;
◦$1.6 million of income taxes paid;
◦$1.4 million of net change in non-cash working capital items;
◦$0.5 million of derivative contract settlements; and
◦$1.6 million of income taxes paid.

Ero Copper Corp. September 30, 2025 MD&A | Page 16

Partially offset by:

•Cash used in investing activities of $205.4 million, including:
◦$192.4 million of additions to mineral property, plant and equipment; and
◦$15.0 million of additions to exploration and evaluation assets;
net of:
◦$2.1 million in proceeds from interest received.
•Cash used in financing activities of $41.4 million, primarily consists of:
◦$57.4 million of new loans and borrowings; and
◦$2.9 million of proceeds from exercise of stock options;
net of:
◦$43.3 million of principal repayments on loans and borrowings;
◦$38.7 million of interest paid on loans and borrowings; and
◦$13.1 million of lease payments.

As at September 30, 2025, the Company had working capital deficit of $45.2 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future.

At September 30, 2025, the Company had available liquidity of $111.3 million, including $66.3 million in cash and cash equivalents and $45.0 million of undrawn availability under its Senior Credit Facility.

In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rate and commitment fee on the Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25%, and 0.45% to 0.96%, respectively. Additionally, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates.

Ero Copper Corp. September 30, 2025 MD&A | Page 17

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Operation, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility is being repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Each monthly delivery's value is being determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, including MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestone from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The delivery of additional ounces under the amended stream is expected to commence in 2028.

Contractual Obligations and Commitments

The Company has precious metals purchase agreements with a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk,

Ero Copper Corp. September 30, 2025 MD&A | Page 18

currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Cash and cash equivalents	66,257	$50,402
Accounts receivable	11,132	18,399
Derivatives	9,578	—
Note receivable	13,488	12,009
Deposits and other assets	5,679	4,961
	$106,134	$85,771

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At September 30, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $25.0 million (December 31, 2024 - $20.7 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $15.4 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at September 30, 2025 was $9.5 million (December 31, 2024 - $7.6 million.), of which $5.3 million (December 31, 2024 - $3.9 million) was included in other current assets.

In the three and nine months ended September 30, 2025, the Company recognized credit loss provisions of nil and $0.2 million (provision of $1.8 million and $6.3 million for the three and nine months ended September 30, 2024) through its profit or loss.

Ero Copper Corp. September 30, 2025 MD&A | Page 19

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2025:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$611,736	$771,569	$86,052	$86,948	$598,569	$—
Accounts payable and accrued liabilities	141,941	142,457	142,457	—	—	—
Other non-current liabilities	13,435	25,579	—	24,486	707	386
Leases	26,645	29,479	19,745	8,703	1,011	19
Total	$793,757	$969,084	$248,254	$120,137	$600,287	$405

As at September 30, 2025, the Company has capital commitments, which is net of advances to suppliers, of $45.3 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2025 relates to $57.8 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2025 on $592.4 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2025 by 10% and 20%, would have decreased (increased) pre-tax net loss by $65.0 million and $130.0 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at

Ero Copper Corp. September 30, 2025 MD&A | Page 20

the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at September 30, 2025 is summarized as follows:

Purpose	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Operational costs	$289.5 million	USD/BRL	5.59	6.59	October 2025 - December 2026
Total	$289.5 million	USD/BRL	5.59	6.59	October 2025 - December 2026

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $9.6 million (December 31, 2024 - liability of $17.9 million).The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $4.0 million and a gain of $27.4 million for the three and nine months ended September 30, 2025, respectively (a gain of $9.8 million and a loss of $15.6 million for the three and nine months ended September 30, 2024, respectively), and have been recognized in foreign exchange gain (loss).

In addition, during the three and nine months ended September 30, 2025, the Company recognized a realized gain of $2.0 million and nil, respectively (realized loss of $3.4 million and loss of $2.3 million for the three and nine months ended September 30, 2024 respectively), related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at September 30, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At September 30, 2025, the Company had gold collar contracts on 2,500 ounces of gold per month from October 2025 to December 2025. These gold derivative contracts establish an average floor price of $2,200 per ounce of gold and an average cap price of $3,425 per ounce. As of September 30,

Ero Copper Corp. September 30, 2025 MD&A | Page 21

2025, the fair value of these contracts was a net liability of $3.9 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the three and nine months ended September 30, 2025, the Company recognized an unrealized loss of $1.6 million and loss of $3.1 million (unrealized gain of $0.4 million and nil for the three and nine months ended September 30, 2024), respectively, in relation to its commodity derivatives in other income or loss.
During the three and nine months ended September 30, 2025, the Company recognized a loss of $0.6 million and $0.6 million ($0.8 million and $2.6 million realized loss for three and nine months ended September 30, 2024), respectively, in relation to its commodity derivatives in other income or loss.

At September 30, 2025, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at September 30, 2025, a 10% change in the price of copper would have changed pre-tax net income (loss) by $3.9 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at September 30, 2025, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of November 4, 2025, the Company had 103,890,254 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2024 and condensed consolidated interim financial statements for the three and nine months ended September 30, 2025. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries,

Ero Copper Corp. September 30, 2025 MD&A | Page 22

assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of the Company's accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. September 30, 2025 MD&A | Page 23

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2025 - Q3	2025 - Q2	2025 - Q1	2025 - YTD
Caraíba Operations
Growth	$26,660	$17,560	$11,149	$55,369
Sustaining	28,327	27,135	21,436	76,898
Exploration	2,605	3,325	2,434	8,364
Deposit on Projects	(9,237)	(30)	(615)	(9,882)
Total, Caraíba Operations	$48,355	$47,990	$34,404	$130,749

Tucumã Project
Growth	90	326	1,160	1,576
Sustaining	6,352	3,087	1,597	11,036
Capitalized ramp-up costs	—	14,016	12,005	26,021
Exploration	112	346	904	1,362
Deposit on Projects	(430)	324	(214)	(320)
Total, Tucumã Project	$6,124	$18,099	$15,452	$39,675

Xavantina Operations
Sustaining	7,175	4,421	3,904	15,500
Exploration	1,437	1,221	845	3,503
Deposit on Projects	(40)	120	69	149
Total, Xavantina Operations	$8,572	$5,762	$4,818	$19,152

Corporate and Other
Growth	—	456	293	749
Sustaining	57	5	—	62
Exploration	6,540	4,764	2,642	13,946
Deposit on Projects	95	8	(8)	95
Total, Corporate and Other	$6,692	$5,233	$2,927	$14,852

Consolidated
Growth	26,750	18,342	12,602	57,694
Sustaining	41,911	34,648	26,937	103,496
Capitalized ramp-up costs	—	14,016	12,005	26,021
Exploration	10,694	9,656	6,825	27,175
Deposit on Projects	(9,612)	422	(768)	(9,958)
Total, Consolidated Capital Expenditures	$69,743	$77,084	$57,601	$204,428

Ero Copper Corp. September 30, 2025 MD&A | Page 24

	2025 - Q3	2025 - Q2	2025 - Q1	2025 - YTD
Total, Consolidated Capital Expenditures	$69,743	$77,084	$57,601	$204,428
Add (less):
Additions to exploration and evaluation assets	(6,748)	(5,189)	(3,109)	(15,046)
Additions to right-of-use assets	6,137	6,781	7,175	20,093
Capitalized depreciation	100	114	94	308
Total, additions per Mineral Properties, Plant and Equipment note	$69,232	$78,790	$61,761	$209,783

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges

Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer.

Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

Ero Copper Corp. September 30, 2025 MD&A | Page 25

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

The Caraíba Operations

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Cost of production	$50,261	$46,890	$40,149	$132,870	$124,321
Add (less):
Transportation costs & other	1,731	1,792	1,283	4,845	3,818
Treatment, refining, and other	2,508	2,340	3,170	7,258	12,398
By-product credits	(6,693)	(6,205)	(6,584)	(17,597)	(12,455)
Incentive payments	(1,425)	(1,457)	(1,138)	(4,171)	(3,511)
Net change in inventory	199	(1,611)	(1,220)	1,247	(5,581)
Foreign exchange translation and other	(46)	16	3	(177)	17
C1 cash costs	46,535	41,765	35,663	124,275	119,007
Loss (gain) on foreign exchange hedges	(1,460)	(217)	1,965	539	1,735
C1 cash costs including foreign exchange hedges	$45,075	$41,548	$37,628	$124,814	$120,742

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Costs
Mining	$33,943	$31,442	$26,529	$91,181	$79,666
Processing	8,222	6,549	7,069	21,123	22,173
Indirect	8,555	7,639	5,479	22,310	17,225
Production costs	50,720	45,630	39,077	134,614	119,064
By-product credits	(6,693)	(6,205)	(6,584)	(17,597)	(12,455)
Treatment, refining and other	2,508	2,340	3,170	7,258	12,398
C1 cash costs	46,535	41,765	35,663	124,275	119,007
Loss (gain) on foreign exchange hedges	(1,460)	(217)	1,965	539	1,735
C1 cash costs including foreign exchange hedges	$45,075	$41,548	$37,628	$124,814	$120,742

Ero Copper Corp. September 30, 2025 MD&A | Page 26

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Costs per pound
Total copper produced (lbs, 000)	20,030	20,199	21,871	56,448	59,257

Mining	$1.69	$1.56	$1.22	$1.62	$1.34
Processing	$0.41	$0.32	$0.32	$0.37	$0.38
Indirect	$0.43	$0.38	$0.25	$0.40	$0.29
By-product credits	$(0.33)	$(0.31)	$(0.30)	$(0.31)	$(0.21)
Treatment, refining and other	$0.12	$0.12	$0.14	$0.12	$0.21
Copper C1 cash costs	$2.32	$2.07	$1.63	$2.20	$2.01
Loss (gain) on foreign exchange hedges	$(0.07)	$(0.01)	$0.09	$0.01	$0.03
Copper C1 cash costs including foreign exchange hedges	$2.25	$2.06	$1.72	$2.21	$2.04

The Tucumã Operation(1)

Reconciliation:	2025 - Q3
Cost of production	$18,308
Add (less):
Transportation costs & other	4,880
Treatment, refining, and other	1,486
Incentive payments	(401)
Net change in inventory	2,783
C1 cash costs	27,056
Loss (gain) on foreign exchange hedges	(586)
C1 cash costs including foreign exchange hedges	$26,470
(1)     The Company declared commercial production at the Tucumã Operation effective July 1, 2025. Tucumã Operation reflects costs from Q3 2025 onward only.

Ero Copper Corp. September 30, 2025 MD&A | Page 27

2025 - Q3
Costs
Mining	$4,552
Processing	12,455
Indirect	3,698
Production costs	20,705
Treatment, refining and other	6,351
C1 cash costs	27,056
Loss (gain) on foreign exchange hedges	(586)
C1 cash costs including foreign exchange hedges	$26,470

2025 - Q3
Costs per pound
Total copper produced (lbs, 000)	16,707

Mining	$0.27
Processing	$0.75
Indirect	$0.22
Treatment, refining and other	$0.38
Copper C1 cash costs	$1.62
Loss (gain) on foreign exchange hedges	$(0.04)
Copper C1 cash costs including foreign exchange hedges	$1.58

Ero Copper Corp. September 30, 2025 MD&A | Page 28

Total Copper Operations(1)

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Cost of production	$68,569	$46,890	$40,149	$151,178	$124,321
Add (less):
Transportation costs & other	6,611	1,792	1,283	9,725	3,818
Treatment, refining, and other	3,994	2,340	3,170	8,744	12,398
By-product credits	(6,693)	(6,205)	(6,584)	(17,597)	(12,455)
Incentive payments	(1,826)	(1,457)	(1,138)	(4,572)	(3,511)
Net change in inventory	2,982	(1,611)	(1,220)	4,030	(5,581)
Foreign exchange translation and other	(46)	16	3	(177)	17
C1 cash costs	73,591	41,765	35,663	151,331	119,007
Loss (gain) on foreign exchange hedges	(2,046)	(217)	1,965	(47)	1,735
C1 cash costs including foreign exchange hedges	$71,545	$41,548	$37,628	$151,284	$120,742

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Costs
Mining	$38,495	$31,442	$26,529	$95,733	$79,666
Processing	20,677	6,549	7,069	33,578	22,173
Indirect	12,253	7,639	5,479	26,008	17,225
Production costs	71,425	45,630	39,077	155,319	119,064
By-product credits	(6,693)	(6,205)	(6,584)	(17,597)	(12,455)
Treatment, refining and other	8,859	2,340	3,170	13,609	12,398
C1 cash costs	73,591	41,765	35,663	151,331	119,007
Loss (gain) on foreign exchange hedges	(2,046)	(217)	1,965	(47)	1,735
C1 cash costs including foreign exchange hedges	$71,545	$41,548	$37,628	$151,284	$120,742

(1)     Total Copper Operations include Caraíba and Tucumã. The Company declared commercial production at the Tucumã Operation effective July 1, 2025, as such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only. Total YTD 2025 copper C1 cash costs and copper C1 cash costs including foreign exchange hedges include the Caraíba Operations' YTD costs and Tucumã Operation costs from Q3 2025 onwards.

Ero Copper Corp. September 30, 2025 MD&A | Page 29

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Costs per pound
Total copper produced (lbs, 000)	36,737	20,199	21,871	73,155	59,257

Mining	$1.05	$1.56	$1.22	$1.31	$1.34
Processing	$0.56	$0.32	$0.32	$0.46	$0.38
Indirect	$0.33	$0.38	$0.25	$0.36	$0.29
By-product credits	$(0.18)	$(0.31)	$(0.30)	$(0.24)	$(0.21)
Treatment, refining and other	$0.24	$0.12	$0.14	$0.18	$0.21
Copper C1 cash costs	$2.00	$2.07	$1.63	$2.07	$2.01
Loss (gain) on foreign exchange hedges	$(0.05)	$(0.01)	$0.09	$—	$0.03
Copper C1 cash costs including foreign exchange hedges	$1.95	$2.06	$1.72	$2.07	$2.04

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following tables provide a calculation of realized copper price and a reconciliation to copper segment.

The Caraíba Operations

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Copper revenue(1)	$90,598	$88,404	$87,305	$242,272	$240,104
less: by-product credits	(6,693)	(6,205)	(6,584)	(17,597)	(12,455)
Net copper revenue	83,905	82,199	80,721	224,675	227,649
add: treatment, refining and other	1,388	2,340	3,170	6,138	12,398
add: royalty taxes	1,643	1,695	1,489	4,474	4,276
Gross copper revenue	86,936	86,234	85,380	235,287	244,323
Total copper sold in concentrate (lbs, 000)	20,017	20,697	21,980	56,031	62,031
Realized copper price	$4.34	$4.17	$3.88	$4.20	$3.94
(1) Copper revenue includes provisional price and volume adjustments

Ero Copper Corp. September 30, 2025 MD&A | Page 30

The Tucumã Operation

Reconciliation:	2025 - Q3	2025 - Q2	2025 - YTD
Copper revenue(1)	$59,122	$49,656	$155,010
less: by-product credits	553	—	—
Net copper revenue	59,675	49,656	155,010
add: treatment, refining and other	947	2,494	3,520
add: royalty taxes	1,041	1,005	2,902
Gross copper revenue	61,663	53,155	161,432
Total copper sold in concentrate (lbs, 000)	14,598	13,158	39,149
Realized copper price	$4.22	$4.04	$4.12
(1) Copper revenue includes provisional price and volume adjustments

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. September 30, 2025 MD&A | Page 31

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Cost of production	$10,032	$8,761	$6,220	$25,018	$21,055
Add (less):
Incentive payments	(364)	(209)	(378)	(842)	(1,047)
Net change in inventory	191	63	1,378	1,593	1,320
By-product credits	(208)	(159)	(232)	(478)	(680)
Smelting and refining	49	42	79	126	266
Foreign exchange translation, transportation and other	156	133	203	373	650
C1 cash costs	$9,856	$8,631	$7,270	$25,790	$21,564
Site general and administrative	1,602	1,264	1,321	3,954	4,024
Accretion of mine closure and rehabilitation provision	151	145	82	437	262
Sustaining capital expenditure	7,307	4,435	2,784	15,651	8,691
Sustaining lease payments	2,524	2,313	1,801	6,858	5,831
Royalties and production taxes	566	511	686	1,415	2,058
AISC	$22,006	$17,299	$13,944	$54,105	$42,430

	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Costs
Mining	$4,871	$4,552	$3,852	$13,183	$11,377
Processing	2,787	2,472	2,419	7,465	6,955
Indirect	2,357	1,724	1,152	5,494	3,646
Production costs	10,015	8,748	7,423	26,142	21,978
Smelting and refining costs	49	42	79	126	266
By-product credits	(208)	(159)	(232)	(478)	(680)
C1 cash costs	$9,856	$8,631	$7,270	$25,790	$21,564
Site general and administrative	1,602	1,264	1,321	3,954	4,024
Accretion of mine closure and rehabilitation provision	151	145	82	437	262
Sustaining capital expenditure	7,307	4,435	2,784	15,651	8,691
Sustaining leases payments	2,524	2,313	1,801	6,858	5,831
Royalties and production taxes	566	511	686	1,415	2,058
AISC	$22,006	$17,299	$13,944	$54,105	$42,430

Ero Copper Corp. September 30, 2025 MD&A | Page 32

Costs per ounce
Total gold produced (ounces)	9,073	7,743	13,485	23,454	48,274

Mining	$537	$588	$286	$562	$236
Processing	$307	$319	$179	$318	$144
Indirect	$260	$223	$85	$234	$76
Smelting and refining	$5	$5	$6	$5	$6
By-product credits	$(23)	$(20)	$(17)	$(19)	$(15)
Gold C1 cash cost	$1,086	$1,115	$539	$1,100	$447
Gold AISC	$2,425	$2,234	$1,034	$2,307	$879

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Xavantina revenue	$27,372	$25,450	$34,433	$68,408	$104,517
less: by-product credits	(208)	(159)	(232)	(478)	(680)
Gold revenue, net	$27,164	$25,291	$34,201	$67,930	$103,837
add: smelting, refining, and other charges	520	479	619	1,303	1,985

Gold revenue, gross	$27,684	$25,770	$34,820	$69,233	$105,822
Spot (cash)	$22,342	$21,132	$25,718	$56,228	$82,022
Stream (cash)	$2,375	$1,231	$2,047	$4,385	$5,737
Stream (amortization of deferred revenue)(1)	$2,967	$3,407	$7,055	$8,620	$18,063

Total gold ounces sold	8,439	8,276	14,615	22,549	49,089
Spot	6,439	6,394	10,425	17,300	36,508
Stream	2,000	1,882	4,190	5,249	12,581

Realized gold price (per ounce)	$3,280	$3,114	$2,382	$3,070	$2,156
Spot	$3,470	$3,305	$2,467	$3,250	$2,247
Stream (cash + amortization of deferred revenue)(1)	$2,672	$2,464	$2,172	$2,477	$1,892
Cash (spot cash + stream cash)	$2,929	$2,702	$1,900	$2,688	$1,788
(1) Amortization of deferred revenue during the three and nine months ended September 30, 2025 was net of nil and $0.5 million (three and nine months ended September 30, 2024 - $1.4 million and $1.2 million, respectively) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

Ero Copper Corp. September 30, 2025 MD&A | Page 33

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Net Income (Loss)	$36,513	$71,028	$41,367	$188,168	$(18,862)
Adjustments:
Finance expense	11,331	5,976	4,039	22,030	13,238
Finance income	(1,208)	(1,130)	(781)	(3,176)	(3,610)
Income tax expense (recovery)	12,774	13,082	8,331	40,597	(1,789)
Amortization and depreciation	31,369	25,215	21,555	75,204	67,145
EBITDA	$90,779	$114,171	$74,511	$322,823	$56,122
Foreign exchange (gain) loss	(22,055)	(38,640)	(17,246)	(119,095)	72,204
Share based compensation	6,742	7,756	4,859	15,671	17,479
Unrealized loss (gain) on commodity derivatives	1,627	(636)	(360)	3,093	12
Write-down of exploration and evaluation asset	—	—	467	—	11,212
Xavantina Gold Stream transaction fees	—	—	—	458	—
Adjusted EBITDA	$77,093	$82,651	$62,231	$222,950	$157,029

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of

Ero Copper Corp. September 30, 2025 MD&A | Page 34

outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q3	2025 - Q2	2024 - Q3	2025 - YTD	2024 - YTD
Net income (loss) as reported attributable to the owners of the Company	$35,978	$70,548	$40,857	$186,753	$(19,531)
Adjustments:
Share based compensation	6,742	7,756	4,859	15,671	17,479
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(15,057)	(28,204)	(11,860)	(82,889)	47,914
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(3,964)	(6,606)	(9,807)	(27,309)	15,503
Unrealized loss (gain) on commodity derivatives	1,574	(633)	(367)	3,020	3
Write-down of exploration and evaluation asset	—	—	465	—	11,210
Xavantina Gold Stream transaction fees	—	—	—	458	—
Tax effect on the above adjustments	2,661	5,281	3,431	16,221	(9,601)
Adjusted net income attributable to owners of the Company	$27,934	$48,142	$27,578	$111,925	$62,977

Weighted average number of common shares
Basic	103,621,631	103,582,082	103,239,881	103,589,664	103,026,138
Diluted	104,044,755	103,905,561	103,973,827	103,941,295	103,742,304

Adjusted EPS
Basic	$0.27	$0.46	$0.27	$1.08	$0.61
Diluted	$0.27	$0.46	$0.27	$1.08	$0.61

Ero Copper Corp. September 30, 2025 MD&A | Page 35

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2025	June 30, 2025	December 31, 2024	September 30, 2024
Current portion of loans and borrowings	$50,590	$58,076	$45,893	$39,383
Long-term portion of loans and borrowings	561,146	569,300	556,296	499,527
Less:
Cash and cash equivalents	(66,257)	(68,303)	(50,402)	(20,229)
Net debt (cash)	$545,479	$559,073	$551,787	$518,681

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2025	June 30, 2025	December 31, 2024	September 30, 2024
Current assets	$207,413	$178,524	$141,790	$126,808
Less: Current liabilities	(252,579)	(212,010)	(211,706)	(187,708)
Working deficit	$(45,166)	$(33,486)	$(69,916)	$(60,900)

Cash and cash equivalents	66,257	68,303	50,402	20,229
Available undrawn revolving credit facilities(1)	45,000	45,000	15,000	80,000
Available undrawn prepayment facilities(2)	—	—	25,000	25,000
Available liquidity	$111,257	$113,303	$90,402	$125,229

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2)    In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the President and CEO and Executive Vice President and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and nine months ended September 30, 2025.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The Company's press release dated November 4, 2025 regarding the updated mineral reserve and resource estimate for the Xavantina Operations or, as applicable, the report prepared in accordance with NI 43-101 and entitled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated November May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”), each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA

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South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Mineral Resources and Reserves Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Operation, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources (including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations) and successfully developing new deposits; the Company's ability to monetize gold concentrates produced at the Xavantina Operations, including the expected tonnes of gold concentrate to be sold and associated grade per tonne; the costs and timing of future exploration, development and construction; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to

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manage risks related to future copper and gold price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; expected concentrate treatment and refining charges; gold by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and

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uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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